Exhibit 99.1

NEWS RELEASE

FOR IMMEDIATE RELEASE: January 15, 2004

RITCHIE BROS. AUCTIONEERS ANNOUNCES TSX LISTING AND PROPOSED STOCK SPLIT

VANCOUVER, BRITISH COLUMBIA — Ritchie Bros. Auctioneers Incorporated (NYSE:RBA) today announced that the Toronto Stock Exchange has conditionally approved the listing of the Company’s common shares under the symbol “RBA”. Listing of the common shares is subject to the Company fulfilling all of the requirements of the Toronto Stock Exchange on or before April 14, 2004. The Company is seeking a TSX listing in connection with the secondary offering of common shares announced previously today.

The Company also announced that its Board of Directors has approved a two-for-one stock split for its common shares, subject to the approval of the Company’s shareholders at the Annual Meeting of Shareholders, scheduled to be held on April 16, 2004.

About Ritchie Bros.

Ritchie Bros. is the world’s largest auctioneer of industrial equipment, operating through over 90 locations in more than 20 countries around the world. The Company sells, through unreserved public auctions, a broad range of used and unused industrial equipment including equipment utilized in the construction, transportation, mining, forestry, petroleum, marine and agricultural industries.

Forward-looking Statements

Discussion in this press release relating to future periods contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934) that involve risks and uncertainties, including, in particular, statements regarding: the listing of the common shares on the Toronto Stock Exchange; and the proposed two-for-one stock split. These risks and uncertainties include, among others: the potential failure of Ritchie Bros. to satisfy the listing requirements of the Toronto Stock Exchange; the potential lack of shareholder approval of the proposed stock split; and other factors detailed from time to time in the Company’s SEC filings. Actual results may differ materially from those indicated by the forward-looking statements. The Company does not undertake any obligation to update the information contained herein, which speaks only as of this date.

For further information, please contact:
Bob Armstrong
VP – Finance
Phone:	604 273 2101
Fax:	604 273 2405
Email:	barmstrong@rbauction.com